Tapville Franchising Inc.

ANNUAL REPORT

216 S. Washington Street
Naperville, IL 60540
(877) 312-8277
https://www.tapville.com

This Annual Report is dated April 30, 2026.

BUSINESS

Company Overview

Tapville Franchising Inc. ("Tapville" or the "Company") is a company that offers franchises for restaurants, kiosks, and mobile kiosks. These franchised locations specialize in selling self-pour and self-order food and beverages using advanced technology. Tapville aims to create an exceptional guest experience across four segments: brick & mortar, retail, travel, and entertainment. Additionally, we license our products to various venues, including entertainment venues, hotels, and hospitality businesses.

Our growth strategy includes offering and selling franchised operations to operators by leveraging our data insights, best practices, and training programs. Franchisees pay a franchise fee and royalty to Tapville Franchising Inc., which constitutes our primary revenue stream. In return, we provide comprehensive training, ongoing support, and marketing assistance to ensure the success of our franchise locations.

Corporate History

Tapville Franchising Inc. was initially organized as Tapville Station Franchising, LLC, an IL limited liability company on 12/06/2018. On 5/23/2019 the Company began operating under the assumed name of Tapville Social Franchising, LLC, and then on 6/08/2020 converted to a DE corporation as Tapville Francing Inc.

Intellectual Property

The Company currently possesses three registered trademarks. The first trademark, "Tapville Social," is registered under number 5986449. The second trademark, "Embrace Independence," is registered under number 5800406. Lastly, the third trademark, "Tapville," is registered under number 6090970. These trademarks serve as valuable assets, providing legal protection and exclusive rights to the Company for the specified brands. They contribute to the Company's branding strategy and help establish a unique and recognizable presence in the market.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $110,000.00
Use of proceeds: Legal, marketing & sales
Date: June 01, 2020
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,051,308.00
Number of Securities Sold: 1,091,087
Use of proceeds: Expansion
Date: April 26, 2021
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $117,092.25
Number of Securities Sold: 20,878
Use of proceeds: Startup Funds primarily towards Marketing, Operations, and new franchise locations
Date: June 30, 2023
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Total revenue for fiscal year 2025 was $591,676 compared to $234,891 in fiscal year 2024, an increase of $356,785, or approximately 152%. This increase was primarily driven by growth in franchise sales and royalty income. Franchise sales increased from $188,193 in fiscal year 2024 to $412,757 in fiscal year 2025, reflecting new franchise agreements executed during the period. Royalties and licensing income increased from $255,315 in fiscal year 2024 to $363,896 in fiscal year 2025, consistent with the ongoing expansion of open and operating franchise locations. Interest income also increased from $448 in fiscal year 2024 to $9,575 in fiscal year 2025, reflecting interest accruing on a promissory note receivable from a franchisee.

Cost of Sales

Cost of sales was $0 in both fiscal year 2025 and fiscal year 2024. The Company's revenue is comprised primarily of franchise fees, royalties, and licensing income, which do not carry a direct cost of goods sold under the Company's current accounting treatment. As a result, gross profit equals total revenues in both periods.

Gross Margins

Gross profit for fiscal year 2025 was $591,676, compared to $234,891 in fiscal year 2024. The increase of $356,785 is attributable entirely to the growth in total revenues described above, as the Company recorded no cost of sales in either period.

Expenses

Total expenses for fiscal year 2025 were $443,903, compared to $809,710 in fiscal year 2024, a decrease of $365,807, or approximately 45%. The most significant driver of this reduction was a decrease in management fees, which declined from $490,458 in fiscal year 2024 to $348,000 in fiscal year 2025.

Additional reductions included the elimination of advertising and promotion expense ($66,242 in fiscal year 2024, $0 in fiscal year 2025) and lower professional fees ($37,443 in fiscal year 2025 versus $82,888 in fiscal year 2024). These decreases were partially offset by new expenses in fiscal year 2025, including insurance ($19,230), interest expense ($6,451) related to the Company's line of credit, and travel ($66,005).

Net Income (Loss)

The Company reported net income of $147,773 for fiscal year 2025, compared to a net loss of $(574,819) for fiscal year 2024.

This improvement of $722,592 reflects the combined impact of substantially higher revenues and meaningfully lower operating expenses.

Historical results and cash flows:

The Company is currently in the growth stage and is revenue generating. We are of the opinion that historical cash flows may not be fully indicative of the revenue and cash flows expected in the future, as the Company's franchise network continues to expand and deferred revenue is recognized as franchisees open locations and performance obligations are satisfied. Past cash was primarily generated through franchise fee income, royalties, and equity investments raised through StartEngine. Our goal is to continue growing the active franchise network and converting our development pipeline into open, revenue-generating locations.

Note that the Company has historically incurred significant operating losses and cash flow deficiencies. While the Company returned to profitability in fiscal year 2025, a cumulative retained deficit of $(2,154,285) remains as of December 31, 2025. These conditions have previously raised concerns about the Company's ability to meet operating costs, as disclosed by the Company's auditors, and investors should consider this history when evaluating this offering.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 84,869.

Debt

The Company does not have any outstanding debt.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Joseph Tota

Joseph Tota's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: CEO & Director
• Dates of Service: March 2017 — Present
• Responsibilities: Communicating, on behalf of the company, with shareholders, government entities, and the public. Leading the development of the company's short- and long-term strategy. Creating and implementing the company or organization's vision and mission. Joseph works full-time for the company. Salary: $100K/yr

---

Name: Michael Anthony Venditto

Michael Anthony Venditto's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: VP, People
• Dates of Service: May 2022 — Present
• Responsibilities: HR, Communications
• Position: Chief Operating Officer
• Dates of Service: September 2022 — Present
• Responsibilities: As the Chief Operating Officer at Tapville Social, my role involves overseeing the business's day-to-day operations, ensuring that all departments are working together efficiently and effectively to achieve the company's goals and objectives. Salary: 100K/yr

Other business experience in the past three years:

• Employer: ALDO Group US, Inc
Title: Director of Sales & Operations
Dates of Service: August 2015 — May 2022
Responsibilities: Led 100-store Region of 7 DMs & 1000+ indirect Staff across California and the southern US & Puerto Rico

---

Name: Don DiBrita

Don DiBrita's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Vice President of Marketing
• Dates of Service: June 2020 — Present
• Responsibilities: I'm the Vice President of Marketing that is responsible for facilitating marketing activities for franchise, restaurant, kiosk and mobile taproom sales. Salary: $108,000/yr Equity: Stock options

---

Name: Robert Herrmann

Robert Herrmann's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: VP, Brand & Construction
• Dates of Service: March 2024 — Present
• Responsibilities: Responsible for implementation of brand standards and overseeing design & construction of locations.

Other business experience in the past three years:

• Employer: Finn
Title: Principal
Dates of Service: July 2001 — March 2024
Responsibilities: Owner and principal of Finn overseeing brand and construction design.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock
Stockholder Name: Joseph Tota
Amount and nature of Beneficial ownership: 4,072,278
Percent of class: 100%

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

OUR SECURITIES

The Company has authorized Class A Common Stock, Class B Common Stock, and Preferred Stock.

Class A Common Stock
• Authorized: 8,000,000
• Outstanding: 4,072,278
• Voting Rights: One vote per share.
• Material Rights: Please see Exhibit F for a complete list of rights associated with Class A Common Stock.

Authorized Shares. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Dividend and Distribution Rights. Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per-share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board of Directors out of any assets of the Corporation legally available therefor; provided, however, that, in the event a dividend is paid in the form of shares of Common Stock (or rights to acquire such shares), then each holder (i) shall receive shares of Class A Common Stock (or rights to acquire such shares, as the case may be) in respect of the holder's shares of Class A Common Stock which are held as of the record date for determination of the holders entitled to receive such dividend and (ii) shall receive shares of Class B Common Stock (or rights to acquire such shares, as the case may be) in respect of the holder's shares of Class B Common Stock which are held as of the record date for determination of the holders entitled to receive such dividend, in each case, in proportion to the ratio which such holder's number of shares of Class A Common Stock or Class B Common Stock, respectively, which are held as of the record date for determination of the holders entitled to receive such dividend bears to the total number of shares of Common Stock which are issued and outstanding as of such date.

Subdivisions, Combinations or Reclassifications. Shares of Class A Common Stock or Class B Common Stock may not be subdivided, combined or reclassified unless the shares of the other class are concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership of the Corporation represented by the outstanding Class A Common Stock and Class B Common Stock on the record date for such subdivision, combination or reclassification.

Liquidation, Dissolution or Winding Up. Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the Corporation available for distribution to its stockholders.

Merger or Consolidation. In the case of any distribution or rights to receive consideration in respect of the shares of Class A Common Stock or Class B Common Stock upon the consolidation or merger of the Corporation with or into any other entity, or in the case of any other transaction having an effect on stockholders substantially similar to that resulting from a consolidation or merger, such distribution or rights to receive consideration shall be made ratably on a per-share basis among the holders of the Class A Common Stock and Class B Common Stock as a single class; provided, however, that shares of one such class may receive different or disproportionate distributions or rights to receive consideration in connection with such merger, consolidation or other transaction if the only difference in the per-share distribution to, or rights to receive consideration of, the holders of the Class A Common Stock and Class B Common Stock is that (A) any securities distributed or received as consideration in respect of each share of Class A Common Stock shall have unqualified or relatively more extensive or proportionally greater voting or consent rights and (B) the securities distributed or received as consideration in respect of each share of Class B Common Stock shall have no voting rights or qualified or relatively less extensive or proportionally lesser voting or consent rights.

No Reissuance of Class A Common Stock. No share or shares of Class A Common Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued, and all such shares shall be cancelled, retired and eliminated from the shares that the Corporation shall be authorized to issue. 8. Class A Common Stock Protective Provision. The Corporation shall not, whether by merger, consolidation or otherwise, amend, alter, repeal or waive this Part A of this Article Fifth (or adopt any provision inconsistent herewith), without first obtaining the affirmative vote (or by written consent of stockholders in lieu of meeting) of the holders of at least a majority of the shares of Class A Common Stock then outstanding, voting as a separate class, in addition to any other vote required by applicable law, this Certificate or the Bylaws of the Corporation.
Class B Common Stock
• Authorized: 5,000,000

• Outstanding: 1,889,693
• Material Rights: The total amount outstanding does not include 650,000 shares to be issued pursuant to stock options, reserved but unissued.

Please see Exhibit F for a complete list of rights associated with Class B Common Stock.

Authorized Shares. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

Dividend and Distribution Rights. Please review the material rights disclosed in Class A Common Stock above which also include reference to Class B Common Stock and please review the attached Certificate of Incorporation.

Subdivisions, Combinations or Reclassifications. Please review the material rights disclosed in Class A Common Stock above which also include reference to Class B Common Stock and please review the attached Certificate of Incorporation.

Liquidation, Dissolution or Winding Up. Please review the material rights disclosed in Class A Common Stock above which also include reference to Class B Common Stock and please review the attached Certificate of Incorporation.

Merger or Consolidation. Please review the material rights disclosed in Class A Common Stock above which also include reference to Class B Common Stock and please review the attached Certificate of Incorporation.
Preferred Stock
• Authorized: 3,000,000
• Outstanding: 0
• Voting Rights: Voting rights: Currently, Preferred Stock does not have any designated voting rights. However, please review Exhibit F to this offering memo, our Certificate of Incorporation, which provides for "Blank-Check Preferred Stock" rights and further summary of the details below.
• Material Rights: Blank-Check Preferred Stock. The Board of Directors of the Corporation is hereby authorized to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series, as shall be stated in the resolution or resolutions providing for the issuance of such series adopted

by the Board of Directors. The authority of the Board of Directors with respect to each series of Preferred Stock shall include, but not be limited to, determination of the following:

(i) the designation of the series;

(ii) the number of shares of the series;

(iii) the dividend rate or rates on the shares of that series, whether dividends will be cumulative, and if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

(iv) whether the series will have voting rights in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(v) whether the series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

(vi) whether or not the shares of that series shall be redeemable, in whole or in part, at the option of the Corporation or the holder thereof, and if made subject to such redemption, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemptions, which amount may vary under different conditions and at different redemption rates;

(vii) the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;

(viii) the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series;

(ix) the restrictions, if any, on the issue or reissue of any additional Preferred Stock; and

(x) any other relative rights, preferences, and limitations of that series.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

  If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation

Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed

The Company is offering Class B Common Stock in the amount of up to $4,878,802.80 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We remain an early-stage business with limited franchise locations and limited operating history. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Class B Common we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Regulatory and Licensing Challenges

The alcohol industry is highly regulated, with varying laws and licensing requirements across different regions. Franchisees must obtain proper licenses to sell alcohol, and any changes in regulations, such as stricter alcohol sales laws or restrictions on self-pour technology, could negatively impact the business. Non-compliance with these regulations could result in fines, penalties, or even the loss of operating licenses, affecting Tapville's ability to expand or maintain its franchise locations. However, since the Company is an alcohol adjacent business, a regulatory authority may make a determination that the Company is, or should be, subject to federal, state, or local liquor laws or that the company is a de facto retailer of alcohol beverages. In such case, the Company investors (including those investors through this offering) may be subject to such liquor laws. In particular, owners, investors, agents, managers, employees, and each of their spouses (such persons, "Conflicted Individuals") of any other business that holds an alcohol beverage manufacturing license or an alcohol beverage wholesale/distribution license would be prohibited from being investors in the Company and, therefore, such Conflicted Individuals should not participate in this offering.

Dependence on Technology

Tapville's self-pour and self-order business model relies heavily on advanced technology to manage operations, serve customers, and collect payments. Any disruptions in the technology, such as system failures, software bugs, or cybersecurity breaches, could lead to operational delays, customer dissatisfaction, and potential revenue loss. Additionally, the constant need to update and maintain technology systems poses an ongoing financial and operational risk.

Shifts in Consumer Preferences

The food and beverage industry is subject to changing consumer preferences, and trends can shift rapidly. If there is a decline in demand for self-service experiences or a preference for traditional, full-service dining, Tapville's business model may face challenges. Keeping up with consumer preferences and staying relevant through innovation and customer engagement will be critical to maintaining Tapville's market position and franchise growth.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Tapville Franchising Inc.

By /s/ *JOSEPH B TOTA*

Title: CEO and DIRECTOR

By /s/ *JOSEPH B TOTA*

Name: <u>JOSEPH B TOTA</u>
Title: CEO and DIRECTOR

By /s/ *JOSEPH TOTA*

Name: <u>JOSEPH TOTA</u>
Title: CFO and DIRECTOR

Exhibit A
FINANCIAL STATEMENTS

TAPVILLE FRANCHISING, INC.

Financial Statements

December 31, 2025 and 2024

(With Independent Auditors'
Report Thereon)

SMITH, BUZZI & ASSOCIATES, LLC.
CERTIFIED PUBLIC ACCOUNTANTS
9425 SUNSET DRIVE, SUITE 180
MIAMI, FLORIDA 33173
TEL. (305) 598-6701
FAX (305) 598-6716

JULIO M. BUZZI, C.P.A.   MEMBERS:
JOSE E. SMITH, C.P.A.   AMERICAN INSTITUTE OF
                                                          CERTIFIED PUBLIC ACCOUNTANTS
                                                          FLORIDA INSTITUTE OF
                                                          CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Tapville Franchising, Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the accompanying financial statements of Tapville Franchising, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2025 and 2024 and the related statements of operations and retained earnings and cash flows for the years then ended and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Tapville Franchising, Inc. as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Tapville Franchising, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Tapville Franchising, Inc.’s ability to continue as a going concern for the year ended December 31, 2025 and 2024.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness Tapville Franchising, Inc.’s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Tapville Franchising, Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Smith, Buzzi & Associates, LLC.

Miami, Florida
February 16, 2026

TAPVILLE FRANCHISING, INC.
Balance Sheets
December 31, 2025 and 2024

Assets		2025	2024
Current assets:			
Cash	$	84,869	10,157
Contribution receivable- escrow		–	6,686
Accounts receivable		122,890	110,765
Accrued interest receivable		9,511	–
Notes Receivable from franchisee		230,694	230,694
Other assets		–	3,228
Investments		80,319	116,347
Property and equipment, net		1,150	2,300
Total assets	$	529,433	480,177
Liabilities and Stockholders' Equity			
Current liabilities:			
Accounts payable and accrued expenses	$	13,758	56,773
Loan payable		73,250	–
Deferred revenue		187,911	484,143
Total liabilities		274,919	540,916
Stockholders' (deficit) equity:			
Common stock		2,408,799	2,241,319
Retained earnings (deficit)		(2,154,285)	(2,302,058)
Total stockholders' (deficit) equity		254,514	(60,739)
Total liabilities and stockholders' equity	$	529,433	480,177

See accompanying notes to financial statements.

-3-

TAPVILLE FRANCHISING, INC

Statements of Operations and Retained Earnings (Deficit)

For the Years Ended December 31, 2025 and 2024

		2025	2024
Revenue:			
Franchise sales, net	$	412,757	188,193
Product sales		-	-
Service fee income		-	-
Royalties and licensing		363,896	255,315
Loss (earnings) from investments		(205,526)	(304,020)
Interest income		9,575	448
Other income		10,974	94,955
Total revenues		591,676	234,891
Cost of goods sold		-	-
Gross profit		591,676	234,891
Expenses:			
Advertising and promotion		-	66,242
Depreciation		1,150	1,150
Bank charges		5,188	5,616
Commission fees-sales		-	9,000
Conferenece and trade shows		-	6,339
Consulting		9,750	-
Insurance		-	19,230
Interest expense		6,451	-
Investment fees		5,845	10,516
Licenses and taxes		1,410	3,795
Management fee		348,000	490,458
Office expense		25,866	48,471
Professional fees		37,443	82,888
Travel		2,800	66,005
Total expenses		443,903	809,710
Net income (loss)		147,773	(574,819)
Distributions		-	-
Retained earnings (deficit), beginning of year		(2,302,058)	(1,727,239)
Retained earnings (deficit), end of year	$	(2,154,285)	(2,302,058)

TAPVILLE FRANCHISING, INC

Statements of Cash Flows

For the Years Ended December 31, 2025 and 2024

		2025	2024
Cash flows from operating activities:			
Net income (loss)	$	147,773	(574,819)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation expense		1,150	1,150
Equity in earnings (loss) of investments		205,526	304,020
(Increase) decrease in assets:			
Accounts receivable		(21,636)	(8,819)
Investments		(54,499)	47,830
Contributions receivable-escrow		6,686	(47)
Other assets		3,228	2,450
Increase (decrease) in liabilities:			
Accounts payable		(43,015)	10,394
Deferred revenues		(296,232)	(21,346)
Net cash used by operating activities		(51,019)	(239,187)
Cash flows from investing activities:			
Acquisition of fixed assets		-	-
Organizational costs		-	-
Net cash used by investing activities		-	-
Cash flows from financing activities:			
Issuance of common stock		52,481	64,027
Loan borrowings		73,250	-
Net cash provided by financing activities		125,731	64,027
Net increase (decrease) in cash and cash equivalents		74,712	(175,160)
Cash and cash equivalents, beginning of year		10,157	185,317
Cash and cash equivalents, end of year	$	84,869	10,157
Supplemental disclosure information:			
Income taxes paid	$	-	-

See accompanying notes to financial statements.

TAPVILLE FRANCHISING, INC.

Notes to Financial Statements

December 31, 2025 and 2024

1.   *Summary of Significant Accounting Policies*

Tapville Franchising, Inc. ("Company") was formed in the State of Illinois in December 2018 and become a Delaware based company in 2020. The principal purpose of the Company is to offer and sell franchises that provide beer and wine using a revolutionary pour-your-own technology making each visit a new craft beer adventure.

Following is a description of significant risks facing the Company and how those risks are minimized:

Legal/Regulatory Risk – The risk that changes in the legal or regulatory environment in which the Company operates can create additional loss, costs, or expenses not anticipated by the Company in pricing its services. That is, regulatory initiatives may create costs for the Company beyond those currently recorded in the financial statements or assumed in pricing. The Company attempts to minimize this risk by reviewing legislative and other regulatory changes and adjusting rates whenever possible.

Concentration Risk – All of the Company's fees were derived from services rendered to customers. Accordingly, the Company could be affected by adverse conditions that may occur from time to time in the marketplace.

Credit Risk – The risk that customers that may owe the Company money, will not pay. The Company attempts to minimize this risk by actively monitoring collections of receivables.

a)   *Method of Accounting*

Assets and liabilities and revenue and expenses are recognized on the accrual basis of accounting.

b)   *Property and Equipment*

Property and equipment is stated at cost. Depreciation is computed using the straight line method of depreciation over the estimated useful life of the assets, which are 5 years.

For federal income tax purposes, depreciation is computed using the appropriate accelerated methods allowed for tax purposes.

Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

TAPVILLE FRANCHISING, INC.

Notes to Financial Statements

December 31, 2025 and 2024

1. ***Summary of Significant Accounting Policies – (Cont.)***

c) ***Franchise Fees/ Deferred Revenues***

Income is principally comprised of revenues earned by the Company as part of the franchise sales to customers. Additional revenues earned by the Company are expected from the sales of products, marketing materials and other services to the franchisees and royalties.

The Company recognizes its franchise revenues in accordance with Statement of Financial Accounting Standards ASC 606, which allows that franchise fees from franchise sales be recognized, net of an allowance for uncollectible amounts, if the initial franchise fee is distinct from the franchise license. The Company generally charges an initial upfront nonrefundable franchise fee upon execution of the Company's Unit Franchise Agreement. Initial franchise fees are typically deferred. A portion of the initial franchise fee is allocated to certain distinct performance obligations and is recognized as revenue when the Company has determined it has provided substantially all of its material obligations required to recognize revenue related to those distinct performance obligations. The portion of the franchise fee that is not allocated to individually distinct performance obligations is recognized as revenue over the term of each respective franchise agreement.

The individual franchise agreements typically have a 10 year initial term and provide the franchisee with an opportunity to enter into renewal terms subject to certain conditions.

The Company recognizes revenue when all of the following four criteria are met:

• persuasive evidence of a sales arrangement exists
• all material obligations have been provided
• the sales price is fixed or determinable and
• collectability is probable

Deferred revenue represents cash received from franchisees for franchise fees and area development fees for which revenue recognition criteria has not been met.

As of December 31, 2025 and 2024, the Company has recorded deferred franchise fees of $187,911 and $484,143, respectively, relating to stores to be opened in future years or unamortized fees relating to open stores. These amounts are included in deferred revenue.

1.   ***Summary of Significant Accounting Policies – (Cont.)***

   c)   ***Franchise Fees/ Deferred Revenues – (Cont.)***

   Area development fees – Franchisees contractually enter into area development agreements ("ADAs") to secure the exclusive right to open franchise stores within a defined geographical area. ADAs establish the timing and number of stores to be developed within the defined geographical area. Pursuant to an ADA, a franchisee is generally required to pay an initial nonrefundable development fee for a minimum number of stores to be developed, as outlined in the respective ADA. ADA fees collected in advance are deferred until the Company provides substantially all required obligations pursuant to the ADA. As the efforts and total cost relating to initial services are affected significantly by the number of stores opened in an area, the respective ADA is treated as a divisible contract. As each new site is accepted under an ADA, a franchisee signs a franchise operating agreement for the respective franchise location. As each store opens under an ADA, franchisor typically has performance obligations associated with it. As such, the Company will recognize ADA revenue as each individual franchise location is developed in proportion to the total number of stores to be developed under the ADA. These obligations are typically completed once the store is opened or the franchisee executes the individual property lease.

   d)   ***Accounts Receivable***

   Trade accounts receivable consist of amounts due for franchise sales, are carried at their estimated collectible amounts and trade credit will be generally extended on a short-term basis; thus trade receivables do not bear interest. Trade accounts receivable are periodically evaluated for collectability based on past credit history with customers and their current financial condition.

   The Company uses the reserve method of accounting for bad debts for financial reporting purposes and the direct write-off method for income tax purposes. Trade accounts receivable are charged against the allowance account when such receivables are deemed to be uncollectible. Management considers all unreserved accounts receivable to be collectible. As of December 31, 2025 and 2024, a total of $0 in accounts were reserved.

TAPVILLE FRANCHISING, INC.

Notes to Financial Statements

December 31, 2025 and 2024

1.   *Summary of Significant Accounting Policies – (Cont.)*

   e)   *Income Taxes*

   The Company filed an election with the Internal Revenue service to be treated as a Limited Liability Corporation ("LLC") for all its initial taxable years. An LLC is not subject to corporate income tax. The Company's taxable income or loss and tax credits pass through to the members. In 2020, the Company rescinded its LLC designation and was converted into a "C" corporation. As such, the Company recognized tax or related benefit on its earnings or losses.

   The Company follows the provisions of Accounting Standards Codification 740-10, *Accounting for Uncertainty in Income Taxes*, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements, and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

   Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the financial statements. The evaluation was performed for the tax years 2024, 2023 and 2022, the tax years which remains subject to examination by major tax jurisdictions as of December 31, 2025.

   f)   *Cash and Cash Equivalents*

   For purposes of the statement of cash flows, cash equivalents consist of cash on hand and in banks.

   g)   *Pervasiveness of Estimates*

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

TAPVILLE FRANCHISING, INC.

Notes to Financial Statements

December 31, 2025 and 2024

1. **Summary of Significant Accounting Policies – (Cont.)**

    g) **Pervasiveness of Estimates – (Cont.)**

    Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the balance sheet, which management considered in formulating its estimate could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from estimates.

    h) **Long-Lived Assets**

    The Company reviews the carrying value of its long lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. No adjustment has been provided for in the financial statements.

    i) **Concentrations, Risks and Uncertainties**

    Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents. The Company maintains its cash in well-known financial institutions selected based upon management's assessment of the financial institution's financial responsibility.

    j) **Fair Value**

    The Company follows ASC 820-10, "Fair Value Measurements". ASC 820-10 provides a definition of fair value, establishes a framework for measuring fair value under Generally Accepted Accounting Principles ("GAAP") and requires expanded disclosure about fair value measurements. The standard applies when GAAP requires or allows assets or liabilities to be measured at fair value and, therefore, does not expand the use of fair value in any new circumstance. The fair value of financial instruments to be classified as assets or liabilities including cash and trademarks approximate carrying value, principally because of the short maturity of those items.

    k) **Financial Viability**

    The Company has experience significant operating losses and cash flow deficiencies during 2025 and 2024. These occurrences raise concerns about the Company's ability to meet operating costs during the upcoming fiscal year.

TAPVILLE FRANCHISING, INC.

Notes to Financial Statements

December 31, 2025 and 2024

2.   ***Accounts Receivable***

Accounts receivable consists of amounts due from franchisees for the purchase of franchises and royalty fees. Management uses the direct write-off method when in their opinion a balance is uncollectible. At December 31, 2025 and 2024, the balance of accounts receivable amounted to $122,890 and $110,765, respectively, and bad debt expense amounted to $0 for each fiscal year.

3.   ***Investments***

During 2019, the Company invested in a franchise opened by a non-related franchisee. The Company's investment represents 100% of the franchise and the Company exercises significant influence over franchise operations. Accordingly, the investment is accounted for under the equity method. Under this method, the investment is initially recorded at cost and subsequently adjusted to account for its share of the investment franchise's profits and losses. For 2025, the net franchise (loss)/income was ($40,335). The carrying value of the investment is $0 at December 31, 2025.

During 2022, the Company invested in two affiliated franchises. A total of $400,000 was invested for a 100% ownership stake. The investments are accounted for under the equity method. The net life to date adjustment to the investment of the Company's share of investments' profit and losses amounted to ($167,245) for 2025. The carrying value of the investments is $82,272 at December 31, 2025.

During 2024, the Company invested in two (2) additional affiliated franchises. These investments are accounted for under the equity method. The net adjustment to the investment in the Company's share of investments' profits and losses amounted to $8,809. The carrying value of the investments is $0 at December 31, 2025.

During 2025, the Company invested in one (1) additional franchise that is accounted for under the equity method. The Company's share of the investments' profit and loss was ($6,755). The carrying value is ($1,953) at December 31, 2025.

4.   ***Note Receivable from Franchisee***

Beginning in January 2021, the Company advanced funds to cover costs in establishing a franchisee in Evanston, Illinois. Total amounts advanced through December 31, 2025 amounted to $125,000. During 2025, no funds were advanced. These combined $125,000 amounts along with $96,184 in accounts receivable due the Company from the franchisee were converted into a 4.3% promissory note in 2023. The note requires no monthly payments and the principal and accrued interest are due upon the maturity date of December 31, 2026. Accrued interest receivable at December 31, 2025 amounted to $0 and $0 at December 31, 2024.

TAPVILLE FRANCHISING, INC.

Notes to Financial Statements

December 31, 2025 and 2024

5. *Property and Equipment*

Property and equipment at December 31, 2025 and 2024, consists of the following:

		2025	2024
Training wall	$	5,750	5,750
Office furniture and equipment		-	-
		5,750	5,750
Less accumulated depreciation		(4,600)	(3,450)
	$	1,150	2,300

Depreciation expense for the year ended on December 31, 2025 and 2024, amounted to $1,150, respectively.

6. *Loan Payable*

During 2025, the Company entered into a business line of credit with American Express. Interest expense is fixed $716.80 per month and monthly payments due of principal and interest are $4,983.47. The balance outstanding at December 31, 2025 amounted to $73,250.

7. *Common Stock*

In August, 2020, the Company authorized the issuance of 3,000,000 shares of preferred stock and 13,000,000 shares of common stock with a par value of $.0001 per share, respectively. During 2020, the Company converted certain notes payable into common stock and solicited additional investments/capital through StartEngine. A total of $384,491 was raised via StartEngine. As part of the services provided, StartEngine used and kept $40,113 of the capital raised that was charged as investment fees. In addition, StartEngine had withheld an additional $21,465 in escrow to be released six (6) months after the campaign to raise funds was closed. During 2021, an additional net amount of $811,361 was raised via StartEngine. During 2022, 2023 and 2024, an additional amount of $312,250, $113,690, and $64,027, respectively, was raised via StartEngine. During 2025, a total of $52,481 was raised via StartEngine. During the years, a total of $5,845 and $10,516 were charged as investment fee and as of December 31, 2025 and 2024, the amount of $0 and $6,686 remains in escrow and is reflected as contributions receivable at December 31, 2025 and 2024, respectively.

TAPVILLE FRANCHISING, INC.

Notes to Financial Statements

December 31, 2025 and 2024

8. *Franchise Sales and Agreements*

The Company started offering franchises in February of 2019. The Company enters into franchise agreements with its franchisees. Company's franchise agreements require the Company to provide various items to franchisees including, but not limited to, marketing and operational support.

9. *Subsequent Events*

Management has evaluated subsequent events through February 16, 2026, the date at which the financial statements were available for issue and does not believe that there are any subsequent events that require adjustment or disclosure in the accompanying financial statements.

I, Joseph Tota, the CEO of TAPVILLE FRANCHISING, INC., hereby certify that the financial statements of TAPVILLE FRANCHISING, INC and notes thereto for the periods ending Fiscal Year 2024 and Fiscal Year 2025 in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Tapville Franchising, Inc has not yet filed its federal tax return for 2025

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 1, 2026

_____ (Signature)

_____CEO_____ (Title)

____April 1, 2026_____ (Date)